SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Siderúrgica Nacional
(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Report of Independent Public Accountants
on Limited Review of the Quarterly Report - ITR
March 31,2005

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT PUBLIC ACCOUNTANTS SPECIAL REVIEW REPORT

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.

We have conducted a special review on the Quarterly Information (ITRs) of Companhia Siderúrgica Nacional, which includes the individual and consolidated balance sheets as of March 31, 2005, the related statements of income for the quarter ended on that date, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company’s and its subsidiaries financial position and operations.

3.

Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by CVM, specifically applicable to the preparation of mandatory Quarterly Information. Companhia Siderúrgica Nacional

4.

As described in the explanatory note 10 c) to the Quarterly Information, as of March 31, 2005, the Company and its subsidiary CSN Energia, have recorded in current assets, accounts receivable at the amount of R$76 million, in conformity with preliminary court injunctions to suspend the payment, related to the sale of energy in the Wholesale Electric Energy Market – MAE, for the period between September 2000 and September 2002. This amount is subject to alteration depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulation in effect.

5.

The individual and consolidated balance sheets as of December 31, 2004 presented for comparative purposes, were audited by us, and our report, dated February 23, 2005 included an exception with respect to the deferral of net negative exchange variations for the years 1999 and 2001 and a emphasis paragraph relating to the realization of accounts receivable related to the sale of energy on the wholesale Electric Energy Market – MAE for the period between September 2000 and September 2002. The individual and consolidated statements of income for the quarter ended March 31, 2004, presented for comparative purposes, were reviewed by us, and our report, dated April 30, 2004, contains an exception with respect to the deferral of net negative exchange variations for the years 1999 and 2001 and a emphasis paragraph relating to the realization of accounts receivable related to the sale of energy on the wholesale Electric Energy Market – MAE.

6.

Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information referring to the Value-Added Statement is exhibited in the explanatory note 23, the EBTIDA Statement is included in the explanatory note 24, and the Statements of Changes in Financial Position and of Cash Flows are presented in Attachment 16.01 to the Quarterly Information for the purposes of allowing additional analyses and are not required as part of the basic Quarterly Information. This information was reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review is fairly stated, in all its material aspects, in relation to the Quarterly Information taken as a whole.

7.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, April 22, 2005

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Accountant
CRC-SP 11609/O-S-RJ	CRC-RJ 036206/O

( CONV E NIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	Date: 03/31/2005	Accounting Practices Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION
1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Federal Tax ID) 33.042.730/0001-04
4 - NIRE (State Registration Number) 15910

01.02 – HEAD OFFICE

1 – ADDRESS R. SÃO JOSÉ, 20/ GR.1602 – PARTE			2 – DISTRICT CENTRO
3 – ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 – AREA CODE 21	7 – TELEPHONE 2215-4901	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 21	12 – FAX 2215-7140	13 – FAX -	14 – FAX -
15 – E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME LAURO HENRIQUE CAMPOS REZENDE
2 – ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 – DISTRICT ITAIM BIBI
4 – ZIP CODE 04538-132	5 – CITY SÃO PAULO			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3049-7100	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – AREA CODE 011	13 – FAX 3049-7519	14 – FAX -	15 – FAX -
16 – E-MAIL invrel@csn.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2005	12.31.2005	1	01.01.2005	03.31.2005	4	10.01.2004	12.31.2004
9 – INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES						10 –CVM CODE 00385-9
11 – TECHNICIAN IN CHARGE MARCELO CAVALCANTI ALMEIDA						12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 335.905.597-72

01.05 – CAPITAL STOCK

NUMBER OF SHARES (in thousands)	1 – CURRENT QUARTER 03/31/2004	2 – PREVIOUS QUARTER 12/31/2004	3 – SAME QUARTER, PREVIOUS YEAR 03/31/2004
Paid-up Capital
1 – Common	286,917	286,917	71,729,261
2 – Preferred	0	0	0
3 – Total	286,917	286,917	71,729,261
Treasury Stock
4 – Common	10,724	10,024	0
5 – Preferred	0	0	0
6 – Total	10,724	10,024	0

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – STATUS Operational
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 106 – Metallurgy and Steel Industry
5 – MAIN ACTIVITY MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS
6 – CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 – AMOUNT OF CHANGE	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousands)	8 – SHARE PRICE WHEN ISSUED (in Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEETS - ASSETS (in thousands of Reais)

1-Code	2- Description	3- 03/31/2005	4- 12/31/2004
1	Total Assets	26,733,952	25,724,002
1.01	Current Assets	7,275,356	6,440,179
1.01.01	Cash	70,697	47,411
1.01.02	Credits	2,012,324	1,696,794
1.01.02.01	Domestic Market	1,056,127	752,225
1.01.02.02	Foreing Market	1,040,280	1,011,376
1.01.02.03	Allowance for Doubtful Accounts	(84,083)	(66,807)
1.01.03	Inventories	1,345,447	1,560,071
1.01.04	Others	3,846,888	3,135,903
1.01.04.01	Marketable Securities	2,574,005	1,909,866
1.01.04.02	Recoverable Income Tax and Social Contribution	13,094	12,744
1.01.04.03	Deferred Income Tax	301,681	360,946
1.01.04.04	Deferred Social Contribution	52,860	48,426
1.01.04.05	Dividends Receivable	55,902	28,727
1.01.04.06	Prepaid Expenses	37,989	30,413
1.01.04.07	Prepaid Income Tax	542,518	497,195
1.01.04.08	Other	268,839	247,586
1.02	Long-Term Assets	1,561,082	1,531,697
1.02.01	Various Credits	27,550	29,804
1.02.01.01	Compulsory Loans – Eletrobras	27,550	29,804
1.02.02	Credit with Related Parties	118,183	117,227
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	118,183	117,227
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	1,415,349	1,384,666
1.02.03.01	Deferred Income Tax	462,822	442,482
1.02.03.02	Deferred Social Contribution	91,399	87,486
1.02.03.03	Judicial Deposits	569,643	560,465
1.02.03.04	Securities Receivables	44,953	44,472
1.02.03.05	Marketable Securities	125,652	125,652
1.02.03.06	Recoverable PIS/PASEP	25,722	25,209
1.02.03.07	Prepaid Expenses	42,221	44,878
1.02.03.08	Investment Available for Sale	0	0
1.02.03.09	Others	52,937	54,022
1.03	Permanent Assets	17,897,514	17,752,126
1.03.01	Investments	5,671,364	5,450,044
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	5,671,364	5,450,044
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	12,025,556	12,092,187
1.03.02.01	In Operation, Net	11,715,309	11,824,377
1.03.02.02	In Construction	181,470	139,074
1.03.02.03	Land	128,777	128,736
1.03.03	Deferred	200,594	209,895

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- Code	2- Description	3- 03/31/2005	4- 12/31/2004
2	Total Liabilities	26,733,952	25,724,002
2.01	Current Liabilities	6,668,644	6,231,577
2.01.01	Loans and Financings	1,340,178	1,208,793
2.01.02	Debentures	85,663	44,943
2.01.03	Suppliers	733,442	557,090
2.01.04	Taxes and Contributions	1,263,552	956,069
2.01.04.01	Salaries and Social Contributions	51,728	55,432
2.01.04.02	Taxes Payable	917,799	639,144
2.01.04.03	Deferred Income Tax	216,195	192,274
2.01.04.04	Deferred Social Contribution	77,830	69,219
2.01.05	Dividends Payable	2,316,909	2,268,517
2.01.06	Provisions	14,533	15,051
2.01.06.01	Labor, Civil and Tax	14,533	15,051
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	914,367	1,181,114
2.01.08.01	Accounts Payable - Controlled Companies	776,108	1,038,379
2.01.08.02	Others	138,259	142,735
2.02	Long-Term Assets	12,565,025	12,647,884
2.02.01	Loans and Financings	6,445,500	6,635,135
2.02.02	Debentures	900,000	900,000
2.02.03	Provisions	4,719,933	4,619,722
2.02.03.01	Labor, Civil, Fiscal and Environmental	2,455,926	2,323,709
2.02.03.02	Deferred Income Tax	1,664,711	1,688,245
2.02.03.03	Deferred Social Contribution	599,296	607,768
2.02.04	Debt with Related Parties	108,704	107,031
2.02.05	Others	390,888	385,996
2.02.05.01	Provision for Losses in Investments	93,395	90,412
2.02.05.02	Others	297,493	295,584
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	7,500,283	6,844,541
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,701,095	4,763,226
2.05.03.01	Parent Company	4,701,095	4,763,226
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserve	338,473	383,049
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Income Retentions	0	0
2.05.04.06	Especial For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserve	2,284	46,860
2.05.04.07.01	From Investments	487,203	487,203
2.05.04.07.02	Treasury Stock	(484,919)	(440,343)
2.05.05	Retained earnings/accumulated deficit	762,449	0

03.01 – STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 01/01/2005 to 03/31/2005	4- 01/01/2005 to 03/31/2005	5- 01/01/2004 to 03/31/2004	6- 1/01/2004 to 03/31/2004
3.01	Gross Revenue from Sales and/or Services	3,140,698	3,140,698	1,912,141	1,912,141
3.02	Deductions from Gross Revenue	(658,600)	(658,600)	(323,783)	(323,783)
3.03	Net Revenue from Sales and/or Services	2,482,098	2,482,098	1,588,358	1,588,358
3.04	Cost of Goods and Services Sold	(1,209,555)	(1,209,555)	(863,101)	(863,101)
3.04.01	Depreciation, Depletion and Amortization	(197,722)	(197,722)	(156,065)	(156,065)
3.04.02	Others	(1,011,833)	(1,011,833)	(707,036)	(707,036)
3.05	Gross Profit	1,272,543	1,272,543	725,257	725,257
3.06	Operating Income/Expenses	(243,020)	(243,020)	(250,082)	(250,082)
3.06.01	Selling	(78,971)	(78,971)	(59,606)	(59,606)
3.06.01.01	Depreciation and Amortization	(2,083)	(2,083)	(1,772)	(1,772)
3.06.01.02	Others	(76,888)	(76,888)	(57,834)	(57,834)
3.06.02	General and Administrative	(49,834)	(49,834)	(47,163)	(47,163)
3.06.02.01	Depreciation and Amortization	(4,524)	(4,524)	(5,565)	(5,565)
3.06.02.02	Others	(45,310)	(45,310)	(41,598)	(41,598)
3.06.03	Financial	(326,514)	(326,514)	(374,435)	(374,435)
3.06.03.01	Financial Income	1,389	1,389	32,371	32,371
3.06.03.02	Financial Expenses	(327,903)	(327,903)	(406,806)	(406,806)
3.06.03.02.01	Amortization of Especial Exchange Variation	0	0	(27,501)	(27,501)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	(64,172)	(64,172)	(78,985)	(78,985)
3.06.03.02.03	Financial Expenses	(263,731)	(263,731)	(300,320)	(300,320)
3.06.04	Other Operating Income	1,596	1,596	11,762	11,762
3.06.05	Other Operating Expenses	(34,388)	(34,388)	(22,834)	(22,834)
3.06.06	Equity pick-up	245,091	245,091	242,194	242,194
3.07	Operating Income	1,029,523	1,029,523	475,175	475,175
3.08	Non-Operating Income	(920)	(920)	(54)	(54)
3.08.01	Income	2	2	2	2
3.08.02	Expenses	(922)	(922)	(56)	(56)
3.09	Income before Taxes and participations/Contributions	1,028,603	1,028,603	475,121	475,121
3.10	Provision for Income Tax and Social Contribution	(248,779)	(248,779)	(65,125)	(65,125)
3.11	Deferred Income Tax	(31,101)	(31,101)	(62,637)	(62,637)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net Income (Loss) for the Period	748,723	748,723	347,359	347,359
	SHARES OUTSTANDING EX-TREASURY (in thousands)	276,193	276,193	71,729,261	71,729,261
	EARNINGS PER SHARE	2.71087	2.71087	0.00484	0.00484
	LOSS PER SHARE

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, except when indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Steelworks located in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the city of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais, to cater for the needs of the Presidente Vargas Steelworks. To improve its activities, the Company also maintains strategic investments in railroad, electricity and ports.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, the Company has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, and also, a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Hereunder the configuration of the Quarterly Information form, the Parent Company’s and Consolidated Statements of Changes in Financial Position and Cash Flow is presented on table “Other Information considered material by the Company”.

3. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities and Exchange Commission and IBRACON - Brazilian Institute of Independent Auditors.

(a) Income statement

The results of operations are determined on an annual accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil, since the Company considers these investments as securities retained for trading.

Fixed income securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value and investments overseas have a daily remuneration.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production or acquisition cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill or negative goodwill, if applicable. The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 11) conducted by independent expert appraisers firms, as permitted by Resolution #288 issued by the Brazilian Securities and Exchange Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, being the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees’ Benefit

The Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with Resolution #371, issued by the Brazilian Securities and Exchange Commission (“CVM”), on December 13, 2000, in accordance with the above -mentioned reported deliberation and based on by independent actuarial studies (see note 25 item iv).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly as for the contractual conditions.

Exchange options are monthly adjusted at market value whenever the position shows a loss. These losses are recognized as Company's liability with the corresponding entry in the financial result. Futures contracts have their positions adjusted to market daily by BMF (Future and Commodities Exchange) with recognition of gains and losses directly in results.

(m) Treasury Stocks

As established by CVM Instruction 10/80, treasury stocks were recorded at the acquisition cost.

(n) Estimates

The preparation of the financial statements pursuant to the accounting practices adopted in Brazil, requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the quarter ended March 31, 2005 and for the year ended December 31, 2004 include the following direct and indirect subsidiaries and jointly subsidiaries:

		Participation in the capital stock

Companies	Currency of Origin	3/31/2005	12/31/2004	Main Activities

Direct Participation: Fully Consolidated
CSN Energy	US$	100.00	100.00	Equity interests
CSN Export	US$	100.00	100.00	Financial operations and Product Trading
CSN Islands	US$	100.00	100.00	Financial Operations
CSN Islands II	US$	100.00	100.00	Financial Operations
CSN Islands III	US$	100.00	100.00	Financial Operations
CSN Islands IV	US$	100.00	100.00	Financial Operations
CSN Islands V	US$	100.00	100.00	Financial Operations
CSN Islands VII	US$	100.00	100.00	Financial Operations
CSN Islands VIII	US$	100.00	100.00	Financial Operations
CSN Islands IX	US$	100.00	100.00	Financial Operations
CSN Overseas	US$	100.00	100.00	Financial Operations
CSN Panama	US$	100.00	100.00	Equity interests
CSN Steel	US$	100.00	100.00	Equity interests
CSN I	R$	100.00	100.00	Equity interests
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel Products Service Center
CSN Cimentos (*)	R$	99.99	99.99	Cement production
Inal Nordeste (*)	R$	99.99	99.99	Steel Products Service Center
CSN Energia	R$	99.90	99.90	Trading of electricity
CSN Participações Energéticas	R$	99.70	99.70	Equity interest
Sepetiba Tecon	R$	20.00	20.00	Maritime Port Services
GalvaSud	R$	15.29	15.29	Steel Industry

Direct Participation: Proportionally Consolidated
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Railroad transportation
Itá Energética	R$	48.75	48.75	Electricity Generation
MRS - Logística	R$	32.22	32.22	Railroad transportation

Indirect Participation: Fully Consolidated
CSN Aceros	US$	100.00	100.00	Equity Interests
CSN Cayman	US$	100.00	100.00	Financial Operation and Product Trading
CSN Iron	US$	100.00	100.00	Financial Operations
CSN LLC	US$	100.00	100.00	Steel Industry
CSN LLC Holding	US$	100.00	100.00	Equity Interests
CSN LLC Partner	US$	100.00	100.00	Equity Interests
Energy I	US$	100.00	100.00	Equity Interests
Management Services	US$	100.00	100.00	Services
Tangua	US$	100.00	100.00	Equity Interests
GalvaSud	R$	84.71	84.71	Steel Industry
Sepetiba Tecon	R$	80.00	80.00	Maritime Port Services

Indirect Participation: Proportionally Consolidated
Lusosider	EUR	50.00	50.00	Steel Industry

(*) On December 31, 2004 the companies CSN Cimentos and Inal Nordeste were previously denominated as FEM Projetos, Construções e Montagens and Cia Siderúrgica do Ceará CSC, respectively.

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on March 31, 2005 – R$/US$2.6662 (R$/US$2.6544 on December 31, 2004) and EUR/US$1.29785 (EUR/US$1.36358 on December 31, 2004).

The gains/losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated. These referred Financial Statements were prepared applying the same accounting principles as those applied by the Parent Company.

All consolidated intercompany balances and transactions have been eliminated in the preparation of the consolidated Financial Statements.

The reference date for the subsidiaries and jointly-owned subsidiaries financial statements coincides with those of the parent company.

The reconciliation between shareholders’ equity and net income for the year of the Parent Company and consolidated is as follows:

	Shareholders' Equity		Net Income

	3/31/2005	12/31/2004	3/31/2005	3/31/2004

Parent company	7,500,283	6,844,541	748,723	347,359
Income elimination in inventories	(221,164)	(189,273)	(31,891)	(15,999)
Other adjustments	1			1,925

Consolidated	7,279,120	6,655,268	716,832	333,285

5.	RELATED PARTIES TRANSACTIONS

a) Assets

Companies		Accounts Receivable	Marketable Securities	Mutual	Debentures	Dividends Receivable	Advance for future capital increase	Advance to Suppliers	Advance for future capital Suppliers

CSN Cayman		147,789							147,789
CSN Export		1,000,410							1,000,410
Sepetiba Tecon		1,224			36,000		62,785		100,009
Itá Energética		1,576							1,576
Cia. Metalic Nordeste		4,332							4,332
CFN		18					51,936		51,954
GalvaSud		139,293							139,293
INAL		63,983				27,175			91,158
MRS Logística		136				28,727			28,863
Exclusive Funds			1,804,264						1,804,264
Others		658		1,359			2,103		4,120

3/31/2005		1,359,419	1,804,264	1,359	36,000	55,902	116,824		3,373,768

12/31/2004		1,313,442	1,903,480	404	36,000	28,727	116,822		3,398,875

b) Liabilities
	Loans and financing					Accounts payable	Suppliers

Companies	Prepayments	Fixed Rate Notes (2)	Investees’ Loans	Intercompany Bonds (2)	Swap	Mutual/ current acounts (1)	Investees’ Inventory	Others	Total

CSN Cayman	11,726		24,205			147,697			183,628
CSN Export	1,071,468					13,631			1,085,099
CSN Iron				1,647,973					1,647,973
CSN Islands III		208,522							208,522
CSN Islands V		407,191							407,191
CSN Islands VII		791,684							791,684
CSN Islands VIII		1,493,785				2,449			1,496,234
CSN Overseas	490,465		62,833			50,042			603,340
Energy I						114,387			114,387
CSN Steel						349,805			349,805
CSN Panama						185,691			185,691
GalvaSud						(498)		35	(463)
INAL						2,010	380		2,390
MRS Logística						11,726			11,726
CSN Energia						20,977			20,977
Others						1		205,961	205,962

3/31/2005	1,573,659	2,901,182	87,038	1,647,973		897,918	380	205,996	7,314,146

12/31/2004	1,538,763	2,992,804	84,876	1,604,347	14,216	1,161,800	1,083	200,550	7,598,439

These operations were carried out under conditions considered by the Company management as normal market terms and effective legislation for similar operations, being the main ones highlighted below:

(1)	CSN Cayman Ltd., CSN Export Co., CSN Overseas and CSN Panama S.A. (part) - annual Libor + 3% p.a. – indeterminate maturity CSN Panama, S.A.(Part) - IGPM + 6% p.a. – indeterminate maturity.

(2)	Contracts in US$	- CSN Iron S.A. - interest of 10% p.a. (1st tranche) and 8.25% p.a.(2nd tranche) - maturity 1st ,2nd tranches: 06/01/2007
- CSN Islands III Corp. - interest of 9.75% p.a. – Maturity: 04/22/2005
- CSN Islands V Corp. - interest of 7.875% p.a. – Maturity: 07/07/2005
- CSN Island VII Corp. - interest of 7.3% and 7.75% p.a. – Maturity: 09/12/2008
- CSN Island VIII Corp. - interest of 5.65% p.a. – Maturity: 12/16/2013

c) Result

	Income				Expenses

Companies	Products and services	Interest, monetary, foreign exchange variation	Others	Total	Products and services	Interest, monetary, foreign exchange variation	Total

CSN Cayman	202			202	61	2,546	2,607
CSN Export	431,365	(752)		430,613	221,202	19,254	240,456
CSN Iron						43,722	43,722
CSN Islands III						6,075	6,075
CSN Islands V						10,373	10,373
CSN Islands VII						(18,288)	(18,288)
CSN Islands VIII						(41,837)	(41,837)
CSN Overseas						10,661	10,661
CSN Panama						822	822
Energy I						506	506
CSN Steel						1,547	1,547
Sepetiba Tecon					44		44
Itá Energética					28,622		28,622
Banco Fibra						(665)	(665)
GalvaSud	151,385			151,385	62,850		62,850
INAL	199,880			199,880	81,116		81,116
Cia. Metalic Nordeste	13,370			13,370	6,410		6,410
MRS Logística					26,402		26,402
Exclusive Funds		(9,988)		(9,988)
Others					23,737	2	23,739

3/31/2005	796,202	(10,740)		785,462	450,444	34,718	485,162

3/31/2004	556,099	110,472	3	666,574	127,625	336,917	464,542

Trade transactions with the Company’s subsidiaries, such as sale of products and contracting of inputs and services are under usual conditions applicable to non-related parties.

OTHERS: Inal Nordeste, Fundação CSN, CBS - Caixa Beneficente dos Empregados da CSN, CSN Cimentos, CSN I, CSN LLC and CSN Islands.

6.	MARKETABLE SECURITIES

	Parent Company		Consolidated

	3/31/2005	12/31/2004	3/31/2005	12/31/2004

Short term
Financial investment fund	1,804,265	1,903,480	1,901,043	2,005,268
Investments abroad (time deposit)	733,828	6,386	3,167,232	829,675
Fixed income investments	35,912		430,767	381,540

	2,574,005	1,909,866	5,499,042	3,216,483
Derivatives			476,923	345,237

	2,574,005	1,909,866	5,975,965	3,561,720

Long term
Fixed income investments and debentures	125,652	125,652	90,159	90,159

(net of provision for probable losses	125,652	125,652	90,159	90,159

and withholding income tax)	2,699,657	2,035,518	6,066,124	3,651,879

Company’s management invests the Company's financial resources in exclusive Investment Funds, with daily liquidity, which are substantially comprised of Brazilian government bonds and fixed income bonds issued in Brazil, with monetary or foreign exchange variation. Additionally, the Company’s foreign subsidiaries maintain their available cash in indexed accounts (Time Deposits) in first-tier banks overseas.

7. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated

	3/31/2005	12/31/2004	3/31/2005	12/31/2004

Domestic market
Subsidiary companies	210,673	202,166
Other clients	845,454	550,059	1,177,258	914,870
	1,056,127	752,225	1,177,258	914,870
Foreign market
Subsidiary companies	1,148,755	1,111,276
Other clients	6,172	14,239	303,540	351,669
Exports Contract Advance (ACE)	(114,647)	(114,139)	(39,993)	(39,816)
	1,040,280	1,011,376	263,547	311,853
Allowance for doubtful accounts	(84,083)	(66,807)	(105,793)	(86,587)

	2,012,324	1,696,794	1,335,012	1,140,136

8. INVENTORIES
	Parent Company		Consolidated

	3/31/2005	12/31/2004	3/31/2005	12/31/2004

Finished products	332,983	442,507	717,414	823,015
Products in process	217,676	182,631	266,487	228,616
Raw materials	546,476	655,376	699,362	885,480
Spare parts and maintenance items	257,514	265,522	308,095	312,081
Imports in progress		20,199	2,596	23,019

Provision for losses	(9,852)	(9,852)	(10,121)	(9,948)
Others	650	3,688	80,339	13,764

	1,345,447	1,560,071	2,064,172	2,276,027

9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	3/31/2005	12/31/2004	3/31/2005	12/31/2004

Current assets
Income tax	301,681	360,946	404,157	440,589
Social contribution	52,860	48,426	89,737	77,090

	354,541	409,372	493,894	517,679

Long-term assets
Income tax	462,822	442,482	482,333	475,970
Social contribution	91,399	87,486	98,456	99,572

	554,221	529,968	580,789	575,542

Current liabilities
Income tax	216,195	192,274	216,195	192,274
Social contribution	77,830	69,219	77,830	69,219

	294,025	261,493	294,025	261,493

Long-term liabilities
Income tax	1,664,711	1,688,245	1,664,723	1,688,270
Social contribution	599,296	607,768	599,296	607,768

	2,264,007	2,296,013	2,264,019	2,296,038

	3/31/2005	3/31/2004	3/31/2005	3/31/2004

Income
Income tax	(39,310)	(38,526)	(29,604)	(32,005)
Social contribution	8,209	(24,111)	11,699	(21,766)

	(31,101)	(62,637)	(17,905)	(53,771)

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	3/31/2005				12/31/2004

	Income Tax		Social Contribution		Income Tax		Social Contribution

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

Assets
Non deductible provisions	146,833	244,277	52,860	84,487	134,518	231,273	48,426	80,574
Taxes under litigation		218,545				211,209
Taxes losses/ negative basis	154,848				226,428
Others				6,912				6,912

	301,681	462,822	52,860	91,399	360,946	442,482	48,426	87,486

Liabilities
Income tax and social contribution on revaluation reserve	93,000	1,659,870	33,480	597,553	93,000	1,683,404	33,480	606,025
Others	123,195	4,841	44,350	1,743	99,274	4,841	35,739	1,743

	216,195	1,664,711	77,830	599,296	192,274	1,688,245	69,219	607,768

Deferred income tax arising from tax losses was set up based on CSN’s historical profitability and on projections of future profitability duly approved by Company’s management bodies. These credits are expected to be substantially offset during 2005.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão", claiming the financial and fiscal effects related to the understated inflation of the Consumer Price Index (“IPC”) of January 1989, on the basis of calculation of its corporate income tax (“IRPJ”) and social contribution ("CSL") (See note 17, item c).

Reconciliation between expenses and income of current income tax (“IRPJ”) and social contribution ("CSL") of the parent company and the application of the effective rate on net income before IRPJ and CSL is as follows:

	3/31/2005		3/31/2004

	IRPJ	CSL	IRPJ	CSL

Income before income tax and social cont.(IR-CSL)	1,028,603	1,028,603	475,121	475,121
( - ) interest on own capital total expense	(48,405)	(48,405)

Income before income tax and social cont- adjusted	980,198	980,198	475,121	475,121
- Rate	25%	9%	25%	9%

Total	(245,050)	(88,218)	(118,780)	(42,761)
Adjustments to reflect the effective rate:
Equity pick-up	64,717	23,297	60,609	21,819
Earnings from foreign subsidiaries	(23,920)	(8,611)	2,833	1,020
Effects of "Plano Verão" judicial decision			(50,588)	(18,212)
Other permanent additions (write-offs)	(1,733)	(362)	16,058	240

Parent Company’s current and deferred IR/CSL	(205,986)	(73,894)	(89,868)	(37,894)

Consolidated current and deferred IR/CSL	(215,885)	(78,393)	(90,251)	(37,993)

10.	INVESTMENTS a) Direct participation in subsidiaries and jointly-owned subsidiaries

					3/31/2005		12/31/2004

	Number of shares			Net income (loss) for the quarter	Shareholders' equity (unsecured liability)	Net income (loss) for the year	Shareholders' equity (unsecured liability)

Companies	Common	Preferred	% Direct participation

Steel and Services
GalvaSud	11,801,406,867		15.29	15,909	485,980	74,445	470,071
CSN I	9,996,751,600	1,200	100.00	6,516	529,866	8,364	523,350
INAL	285,950,000		99.99	24,511	408,732	118,324	411,396
Cia. Metalic Nordeste	80,491,136	4,424,971	99.99	(4,061)	105,606	8,275	109,666
INAL Nordeste (1)	1,100,000		99.99	(1)	(4,599)	(8)	(4,598)
CSN Cimentos (1)	376,337		99.99	(862)	(35,141)	16,139	(34,279)

Corporate
CSN Steel	480,726,588		100.00	115,867	1,452,050	42,531	1,330,269
CSN Overseas	7,173,411		100.00	55,982	1,194,366	181,290	1,133,845
CSN Panama	4,240,032		100.00	(38,332)	642,925	115,505	678,242
CSN Energy	3,675,319		100.00	4,084	511,113	16,997	504,785
CSN Islands	50,000		100.00	(2)	125	(6)	126
CSN Export	31,954		100.00	(4,722)	83,214	83,306	87,547
CSN Islands II	1,000		100.00	(1,869)	(1,609)	(16)	(1,600)
CSN Islands III	1,000		100.00	(2)	(577)	(9)	(540)
CSN Islands IV	1,000		100.00	(1)	(94)	(10)	(93)
CSN Islands V	1,000		100.00	(1)	(151)	(12)	(149)
CSN Islands VII	1,000		100.00	(169)	(440)	(88)	(270)
CSN Islands VIII	1,000		100.00	956	(19,741)	(18,831)	(20,605)
CSN Islands IX	1,000		100.00	43,037	40,529	(2,499)	(2,497)

Infrastructure and Energy
Itá Energética	520,219,172		48.75	15,264	535,780	13,613	520,516
MRS Logistica	188,332,666	151,667,334	32.22	91,680	505,513	222,343	413,833
Sepetiba Tecon	62,220,270		20.00	(2,573)	(20,978)	(11,996)	(18,404)
CFN	36,206,330		49.99	(9,557)	(53,758)	(39,271)	(44,201)
CSN Energia	1,000		99.90	(16,559)	91,829	21,029	112,914
CSN Participações Energéticas	1,000		99.70		1		1

(1) The companies Inal Nordeste and CSN Cimentos on December 31, 2004 were previously denominated as CSC and FEM, respectively.

b) Investment Movement

	12/31/2004		3/31/2005

Companies	Initial investment balance	Balance of provision for losses	Addition (write-off)	Equity pick-up	Goodwill amortization(1)	Final investment balance	Balance of provision for losses

Steel and Services
CSN I	523,350			6,516		529,866
INAL	411,386		(27,171)	24,507		408,722
Cia. Metalic Nordeste	209,215			(4,060)	(8,296)	196,859
GalvaSud	71,874			2,432		74,306
INAL Nordeste(2)		(4,598)		(1)			(4,599)
CSN Cimentos(2)		(34,279)		(862)			(35,141)

	1,215,825	(38,877)	(27,171)	28,532	(8,296)	1,209,753	(39,740)
Corporate
CSN Steel	1,330,269			121,781		1,452,050
CSN Overseas	1,133,345			61,021		1,194,366
CSN Panama	678,242			(35,317)		642,925
CSN Energy	504,785			6,328		511,113
CSN Export	87,547			(4,333)		83,214
CSN Islands	126			(1)		125
CSN Islands II		(1,600)		(9)			(1,609)
CSN Islands III		(540)		(5)			(545)
CSN Islands IV		(93)		(1)			(94)
CSN Islands V		(149)		(2)			(151)
CSN Islands VII		(270)		(170)			(440)
CSN Islands VIII		(20,605)		864			(19,741)
CSN Islands IX		(2,497)		43,026		40,529

	3,734,314	(25,754)		193,182		3,924,322	(22,580)
Infrastructure and Energy
Itá Energética	253,751			7,442		261,193
MRS Logistica	133,351			29,543		162,894
CSN Energia	112,802		417	(18)		113,201
CSN Participações Energéticas	1					1
CFN		(22,100)		(4,779)			(26,879)
Sepetiba Tecon		(3,681)		(515)			(4,196)

	499,905	(25,781)	417	31,673		537,289	(31,075)

	5,450,044	(90,412)	(26,754)	253,387	(8,296)	5,671,364	(93,395)

(1)	It composes the balance of parent company’s equity pick-up.
(2)	The companies Inal Nordeste and CSN Cimentos on December 31, 2004 were previously denominated as CSC and FEM, respectively.

Note: It does not comprise the balances of goodwill and negative goodwill in subsidiaries. Refer to item (d) of this note.

c) Additional Information on the Investees
• GalvaSud

Incorporated in 1998, through a joint venture between CSN (51.0%) and Thyssen-Krupp Stahl AG (49.0%), it initiated its operational activities in December 2000. It has as objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded blanks directed to the automobile industry.

On June 22, 2004, the subsidiary CSN I S.A. subscribed 8,262,865,920 common shares of Galvasud’s capital, paid with credits related to the full payment of all GalvaSud S.A. financial debts, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG.

After the acquisition, CSN became the holder of a 15.29% participation on a direct basis and of an 84.71%. participation on an indirect basis of GalvaSud's capital stock, by means of its wholly-owned subsidiary CSN I.

• Itá Energética

Itasa (Itá Energética) holds a 60.5% participation in the consortium Itá hydroelectric plant - UHE Itá, created by means of concession agreement executed on July 31, 2000.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a special purpose company originally organized to make feasible the construction of UHE Itá; the contracting of supply of goods and services necessary to carry out the venture and obtain the financing by offering the corresponding guarantees.

Itasa is a jointly-owned subsidiary company and started to be consolidated on December 31, 2004 in view of the reclassification of the long-term assets available to sale for permanent investment.

• Indústria Nacional de Aços Laminados – INAL S.A.

The Company aims to be CSN’s arm in the trading and reprocessing of steel products, acting as a service and distribution center.

• Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, incorporated in 2002, based at Maracanaú, in the State of Ceará, is the manufacture of steel packages and the holding of interests in other companies.

• MRS Logística S.A.

Incorporated in 1996, through a privatization auction, the Company’s main objective is to explore and develop cargo railroad transport public service at the Southeast network.

MRS transports the iron ore from Casa de Pedra to UPV steelworks in Volta Redonda and imported raw material through Sepetiba Port. It also links the Presidente Vargas steelworks to the Ports of Rio de Janeiro and Santos and also to other load terminals in the State of São Paulo, CSN principal market.

MRS Logística is a jointly-owned subsidiary, which has not been consolidated up to December 31,2003 by express authorization of CVM.

• CFN

Participation acquired in 1997, through a privatization bid, it has as its main objective the exploration and development of the cargo railroad transport public service at the Northeast network.

• Sepetiba Tecon

Investment made in 1998, through a privatization auction. The objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to the Presidente Vargas Mill by the Southeast railroad network.

• CSN Energia

Company incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds interest in.

The company maintains a balance receivable related to the energy sale trade under the scope of the Wholesale Electric Energy Market - MAE in the amount of R$98,042 on March 31, 2005 (R$ 99,038 on December 31,2004).

From the balance receivable on March 31, 2005, the amount of R$76,305 (R$76,305 on December 31, 2004) is due by concessionaires with injunctions suspending the corresponding payments. The Company's Management understands that an allowance for doubtful accounts is not necessary in view of the measures taken by the industry official entities.

d) Goodwill and other interest

On March 31, 2005, the Company maintained on its consolidated balance sheet the amount of R$273,347 net of amortizations related to goodwill based on the expectation of future gains, with amortization estimated to five years, as follows:

Investment	Balance on 12.31.2004	Additions	Amortization	Balance on 3.31.2005	Investor

GalvaSud	125,284		(6,960)	118,324	CSN I
Metalic	99,559		(8,297)	91,262	CSN
Tangua / LLC	61,265		(3,741)	57,524	CSN Panama
Inal	5,738		(465)	5,273	CSN

	291,846		(19,463)	272,383

Other stakes	803	161		964

	292,649	161	(19,463)	273,347

e) Additional Information on participation abroad
• CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA and it is a complex comprising cold rolling, hot coil pickled line and galvanization line.

In 2003, CSN, through its subsidiary CSN Panama, S.A., recorded an increase in the capital of Tangua Inc. with the capitalization of US$175 million and became the holder of 100% of its capital stock. Tangua Inc., through its subsidiaries CSN LLC Holding, directly, and CSN LCC Partner, indirectly, is the holder of all of CSN LLC shares.

• Lusosider

Lusosider Aços Planos S.A. was incorporated in 1996, providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The company is located in Seixal, Portugal and is engaged in galvanization line and tin plates.

In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., holder of Lusosider Aços Planos., which represents 50% of the total capital of Lusosider, in the amount of EUR10.8 million (US$11.8 million).

11. PROPERTY, PLANT AND EQUIPMENT
		Parent Company

	Effective rate Effective rate for depreciation, depletion and amortization ( % p.a.)			3/31/2005	12/31/2004

		Cost	Accumulated depreciation, depletion and amortization	Net	Net

Machinery and equipment	6.83	10,884,688	(1,372,955)	9,511,733	9,611,171
Mines and mineral deposits	0.44	1,239,043	(9,948)	1,229,095	1,230,194
Buildings	4.00	912,424	(60,124)	852,300	855,223
Land		128,777		128,777	128,736
Other assets	20.00	199,522	(88,152)	111,370	116,464
Furniture and fixtures	10.00	94,081	(83,270)	10,811	11,325

		13,458,535	(1,614,449)	11,844,086	11,953,113

Construction in progress		181,470		181,470	139,074

Parent company		13,640,005	(1,614,449)	12,025,556	12,092,187

Consolidated		15,730,140	(2,127,243)	13,602,897	13,666,804

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Resolution #183, appraisal reports outlined as follows, respectively:

a) CTE-II’s assets – steam and electric power generation thermal mill, located in the town of Volta Redonda, RJ. The report established an addition of R$ 508,434 composing the new amount of R$ 970,332 for the assets, net of incurred depreciation up to that date.

b) land, machinery and equipment, facilities, real properties and buildings, existing in the Presidente Vargas, Itaguaí, Casa de Pedra and Arcos Mills, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$ 4,068,559 composing the new amount of R$ 10,769,704 for the assets, net of the incurred depreciation up to that date.

Up to march 31, 2005, the assets provided as collateral for financial operations amounted R$1,775,695.

Depreciation, depletion and amortization in the first quarter of 2005 amounted to R$174,927 (R$174,792 in the first quarter of 2004), of which R$171,998 (R$171,297 in the first quarter of 2004) was charged to cost of production and R$2,929 (R$3,495 in the first quarter of 2004) charged to selling, general and administrative expenses (amortization of deferred charges not included).

As of March 31, 2005, the Company had R$7,084,018 of revaluation, net of depreciation.

12.	DEFERRED CHARGES

	Parent Company		Consolidated

	3/31/2005	12/31/2004	3/31/2005	12/31/2004

Information technology projects	164,676	164,454	175,265	175,043
( - ) Accumulated amortization	(110,208)	(103,685)	(113,457)	(106,934)
Expansion projects	147,654	124,951	147,654	124,951
( - ) Accumulated amortization	(44,140)	(33,621)	(44,140)	(33,621)
Other projects	70,638	88,009	303,498	312,422
( - ) Accumulated amortization	(28,026)	(30,213)	(131,364)	(118,424)

	200,594	209,895	337,456	353,437

IT projects are represented by automation projects and computerization of operating processes that aim at reducing costs and increase the competitiveness of the Company.

Amortization of IT projects and of other projects in the first quarter of 2005 amounted to R$14,856 (R$13,995 in the first quarter of 2004), of which R$10,907 (R$10,104 in the first quarter of 2004) appropriated to production cost and R$3,949 (R$3,891 in the first quarter of 2004) to selling, general and administrative expenses.

13. LOANS, FINANCINGS AND DEBENTURES

	Parent Company				Consolidated

	3/31/2005		12/31/2004		3/31/2005		12/31/2004

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

FOREIGN CURRENY

Prepayment	312,189	1,522,400	300,166	1,575,984	284,582	1,122,470	267,848	1,177,824
Advances on Exchange Contract (ACC)	937		672		937		672
Fixed Rate Notes	697,061	3,858,208	655,593	3,947,389	683,466	3,477,613	633,603	2,931,342
BNDES/Finame	141,927	540,754	141,473	571,923	147,573	541,078	148,203	572,829
Financed imports	51,365	298,971	56,826	217,767	42,003	264,672	62,158	236,316
Bilateral	53,278	57,526	53,644	59,911	53,278	57,526	53,644	59,911
Others	2,093	22,223	2,707	106,321	1,103,281	204,212	348,623	228,676

	1,258,850	6,300,082	1,211,081	6,479,295	2,315,120	5,667,571	1,514,751	5,206,898

DOMESTIC CURRENCY

BNDES/Finame	47,744	138,418	47,384	148,840	86,868	397,083	68,096	284,670
Debentures (Note 14)	85,663	900,000	44,943	900,000	133,931	1,075,593	87,884	1,075,593
Others	73,424	7,000	71,109	7,000	31,836	18,268	65,082	130,076

	206,831	1,045,418	163,436	1,055,840	252,635	1,490,944	221,062	1,490,339

Total Loans and Financings	1,465,681	7,345,500	1,374,517	7,535,135	2,567,755	7,158,515	1,735,813	6,697,237

SWAP	(39,840)		(120,781)		173		36,642

Total Loans and Financings + SWAP
	1,425,841	7,345,500	1,253,736	7,535,135	2,567,928	7,158,515	1,772,455	6,697,237

On March 31, 2005, the long-term amortization schedule, composed of the year of maturity, is as follows:

	Parent Company	Consolidated

2006	1,042,590	1,065,998
2007	1,918,737	644,155
2008	1,743,392	1,386,808
2009	259,172	375,022
2010	220,155	267,040
2011 to 2024	2,161,454	3,419,492

	7,345,500	7,158,515

Interest is applied to loans and financing and debentures, at the following annual rates as of March 31, 2005:

	Parent Company	Consolidated

Up to 7%	3,508,761	4,890,193
From 7.1 to 9%	2,085,148	518,741
From 9.1 to 11%	2,339,284	3,121,442
Over 11%	838,148	1,196,067

	8,771,341	9,726,443

Breakdown of total debt by currency/index of origin:

	Parent Company		Consolidated

	3/31/2005	12/31/2004	3/31/2005	12/31/2004

U.S. Dollar	56.76	56.99	55.15	49.73
Yen	27.23	28.24	24.12	27.40
TJLP	2.12	2.24	5.07	5.78
CDI	7.86	7.51	7.65	8.51
Basket of currencies	1.73	1.82	1.63	1.98
Other currencies	4.30	3.20	6.38	6.60

	100.00	100.00	100.00	100.00

Loans with certain agents contain certain restrictive clauses, which are being complied with.

The Company contracts derivatives operations, as per Note 15, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The guarantees provided for loans and financings amount to R$4,072,992 on March 31, 2005 (R$5,473,332 on December 31, 2004), and comprise fixed assets items (Note 11), bank guarantees, sureties and prepayment operations. This amount does not take into consideration the guarantees provided to subsidiaries and joint subsidiaries, as mentioned in Note 16.

Fund raisings made by the Company through its subsidiaries in the current year are as follows:

Subsidiary	Description	Principal (US$ million)	Issuance	Term (years)	Maturity	Interest rate (p.a.)

CSN Islands IX	Notes	200	January/2005	10	January/2015	10%

The funds raised in the operations are used for working capital, increasing the Company’s liquidity.

14. DEBENTURES First Issuance

As approved at the Extraordinary General Meeting and ratified at the Board of Directors Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 registered and non-convertible debentures, unsecured and without preference, in two tranches, being R$10 of unit face value. 54,000 debentures were issued in the first tranche and 15,000 in the second tranche, with a total face amount of R$690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,227, resulting from the unit price variation between the issued date and the transaction date, is recorded in Shareholders´ Equity as Capital Reserve.

The Company’s Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second tranche debentures, covered by the deed, representing a total of fifteen thousand (15,000) debentures, which was carried out on February 9, 2004 and on August 31, 2004, it approved the redemption of all first tranche debentures, representing a total of fifty-four thousand (54,000) debentures. The full redemption was carried out on October 4,2004

Second Issuance

As approved at the Board of Directors Meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 09 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders’ Equity as Capital Reserve.

The unit face value is monetarily updated, plus the related remuneration calculated on a pro rata temporis basis, adjusted by 107% of the Cetip’s (Clearing House for the Custody and Financial Settlement of Securities) CDI. Maturity is foreseen for December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000, being the credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in Shareholders' Equity as Capital Reserve.

The face value of the 1st tranche is monetarily restated, plus the related pro rata temporis remuneration, adjusted by 106.5% of Cetip’s CDI and the 2nd tranche by the IGP-M plus 10% p.a.. The maturity of the 1st tranche is foreseen for December 1, 2006 and of the 2nd tranche for December 1, 2008.

The deeds for the issue of these debentures contain certain restrictive covenants, which have been duly complied with.

15. FINANCIAL INSTRUMENTS General Considerations

The Company’s business includes especially flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas steelwork needs. The main market risk factors that can affect the Company business are shown as follows:

Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of March 31, 2005, R$7,982,691 of the Company's consolidated debt of loans and financings were denominated in foreign currency (R$6,721,649 as of December 31, 2004). As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

Credit Risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segments are procedures that CSN adopts to minimize problems with its trade partners. Since part of the Companies' funds available is invested in the Brazilian government bonds, there is exposure to the credit risk with the government.

The financial instruments recorded in the Parent Company’s balance sheet accounts as of March 31, 2005, in which market value differs from the book value, are as follows:

	Book Value	Market Value

Investment and goodwill in jointly-owned subsidiary - INEPAR
	3,727	3,456
Loans and financings (short and long term)	8,771,341	8,733,772

On March 31, 2005 the consolidated position of outstanding derivative agreements was as follows:

Agreement

	Maturity	Notional amount	Market value gain / (loss)

Variable income swap (*)	7/28/2006	US$ 49,223 thousand	R$476,922

Derivatives from interest listed at BM&F (DI) - contracted by			Daily adjusted at
exclusive funds	Jan/2006	R$ 1,000,000 thousand	market

Exchange derivatives listed at BM&F (Options, forward US$,			Daily adjusted at
SCC and DDI) - contracted by exclusive funds)	Apr/05 to Jul/08	US$ 555,500 thousand	market

Options - other agreements daily adjusted	1/3/2006	US$ 400,000 thousand	(R$1,200)

(*) Refers to no cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, in as much the Company’s subsidiary, CSN Steel, undertakes to remunerate the same notional updated value at the pre-fixed rate of 7.5% per annum.

Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on March 31, 2005, for financial transactions with identical features, such as: volume of the transaction, rates and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided:

		In millions

Companies	Currency	3/31/2005	12/31/2004	Maturity	Conditions

CFN	R$	18.0	18.0	Indeterminate	BNDES loan guarantees
CFN	R$	23.0	23.0	5/4/2005	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0		3/2/2006	BNDES loan guarantees
Cia. Metalic Nordeste	R$	4.8	4.8	5/15/2008	Promissory notes/guarantee given to Banco Santos referring to
					contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	7.2	1/27/2003 to 1/30/2006	Promissory notes/guarantee given to BEC Provin and ABC
					Brasil referring to working capital contracts
Cia. Metalic Nordeste	R$	20.1	20.1	1/15/2006	Guarantee given to the BNDES, for contracts referring to
					financing of machinery and equipment
CSN Iron	US$	79.3	79.3	6/1/2007	Promissory Note of Eurobond operation
CSN Islands III	US$	75.0	75.0	4/21/2005	Installment of guarantee by CSN in Bond issuance
CSN Islands V	US$	150.0	150.0	7/7/2005	Installment of guarantee by CSN in Bond issuance
CSN Islands VII	US$	275.0	275.0	9/12/2008	Installment of guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Installment of guarantee by CSN in Bond issuance
CSN Islands IX	US$	400.0	200.0	1/15/2015	Installment of guarantee by CSN in Bond issuance

CSN Overseas	US$	20.0	20.0	10/29/2009	Installment of guarantee by CSN in Promissory Notes issuance

INAL	R$	3.6	3.6	3/15 and 4/15/2006	Personal guarantee in equipment financing
INAL	US$	1.4	1.4	3/26/2008	Personal guarantee in equipment financing
Sepetiba Tecon	US$	33.5	33.5	12/30/2004 to 9/15/2013	Personal guarantee in financing for the acquisition of equipment
					and implementation of terminal

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

		3/31/2005		12/31/2004

	Judicial deposits	Contingent Liability	Judicial deposits	Contingent Liability

Short Term:
Labor		6,410		6,694
Civil		8,123		8,357

Parent Company		14,533		15,051

Consolidated		16,971		17,149

Long Term:
Labor	22,335	89,726	19,324	90,273
Civil	5,809	81,154	4,749	81,503
Fiscal	541,499	2,285,046	536,392	2,151,933

Parent Company	569,643	2,455,926	560,465	2,323,709

Consolidated	599,279	2,574,936	589,203	2,439,300

The provision for contingencies estimated by the Company's Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. The tax liabilities stemming from actions taken by Company's initiative are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings in the approximate amount of R$ 295,000 on March 31,2005 and evaluations made its legal advisers are deemed as possible risk, and potential losses were not provisioned, pursuant to the accounting practices adopted in Brazil.

a) Labor litigation dispute:

As of March 31, 2005, CSN was the defendant in approximately 5,400 labor claims (5,400 claims on December 31,2004), which required a provision in the amount of R$96,136 up to that date (R$96,967 on December 31, 2004). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The lawsuits related to subsidiary responsibility are originated from the non-payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility have been reducing due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accident and diseases related to industrial activities of the Company. For all these disputes, as of March 31, 2005 the Company accrued the amount of R$89,277 (R$89,859 on December 31, 2004).

c) Tax Litigation Dispute:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, occurred in 1989, by a percentage of 51.87% (“Summer Plan”).

In September 2004, the proceeding reached its end, and judgment was made final and unappealable, granting to the CSN the right to apply the indexes of 42.72% (Jan/89) and 10.14% (Feb/89). Said proceeding is under phase of calculating the award.

As of march 31, 2005, the Company has recorded R$218,381 (R$218,381 on December 31, 2004) as judicial deposit and a provision of R$60,573 (R$60,573 on December 31, 2004), which represent the portion not recognized by the courts.

(ii) In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL. On August 21, 2003 a decision was rendered by the 2nd Panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. As of March 31, 2005, the Company set up a provision related to this tax assessment at the amount of R$390,109 (R$383,146 on December 31, 2004), which includes legal charges.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on the Constitutional Amendment 33/01.

On March 10, 2003, the Company obtained initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues from 2001. On March 31, 2005 the provision referring to the offsetting amounts based on the referred proceeding was R$ 369,804 (R$305,571 on December 31, 2004), which includes legal charges.

• PIS (Social Integration Program)/COFINS (Contribution for Social Security Financing)– Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. Provision amounts to R$267,744 as of March 31, 2005 (R$260,930 on December 31, 2004), which includes legal charges.

The Company obtained a favorable decision in the lower court decision and the proceeding is under compulsory reexamination by the 2nd Regional Federal Court.

• CPMF (Provisional Contribution on Financial Transactions)

The Company is questioning the CPMF taxation since the promulgation of the Constitutional Amendment 21/99. The amount of this provision as of March 31, 2005 is R$299,851 (R$278,070 on December 31, 2004), which includes legal charges.

The lower court decision was favorable and the proceeding is being judged by the 2nd Regional Federal Court. However, we emphasize that the most recent court decisions have not been favorable to the taxpayers. The possibility of loss is probable.

• CIDE – Contribution for Intervention in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries of the country, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$22,190 on March 31, 2005 (R$22,190 on December 31, 2004), includes legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment of the 2nd Regional Federal Court, although there are no consolidated former court decisions, due to the fact that the issue is very recent.

• Education Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996.

The provision as of March 31, 2005 amounts to R$33,121 (R$33,619 on December 31, 2004), which include legal charges.

TRF maintained the unfavorable decision against CSN, judgment made final and unappealable. In view of this fact, the Company attempted to pay the amount due, and FNDE (education salary creditor) only accepted to receive the amount accrued of fine, reason that the Company deposited in court the amount due not including fine. Hence, a new proceeding has been discussing whether or not the collection has its grounds. The Company's attorneys consider as possible loss prospects, and for this reason, the Company did not provision the fine amount.

• SAT – Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provisioned on March 31, 2005 totals R$62,335 (R$57,891 on December 31, 2004), including legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Although there was so far no judgment of the matter by the Brazilian Supreme Court, the Company’s lawyers deem as probable the possibilities of loss.

• IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate. An initial decision was obtained authorizing the use of said credits.

On March 31,2005, the provision related to the total credits already offset amounted to R$635,557 (R$612,322 on December 31, 2004), updated by Selic (Special System for Settlement and Custody).

• IPI premium credit over exports

The Company brought an action pleading the right to the IPI premium credit on exports and a favorable decision was obtained authorizing the use of said credits.

On March 31, 2005, the provision amount referring to the total of credits already offset amounted to R$103,089 (R$99,000 on December 31, 2004), updated by Selic.

• Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), PIS/COFINS Manaus Free-Trade Zone, COFINS Law 10833/03, PIS Injunction Law 10,637 and environmental contingencies whose amount as of March 31, 2005 amounted to R$40,673 (R$38,621 on December 31, 2004) including legal additions.

18.	SHAREHOLDERS’ EQUITY

	Paid-in capital stock	Reserves	Retained earnings	Treasury Stocks	Total shareholders' equity

BALANCES ON 9/30/2004	1,680,947	5,578,055	1,700,901	(181,938)	8,777,965

Realization of revaluation reserve, net
of income tax and social contribution		(60,916)	60,916
Formation of reserves		86,798	(86,798)
Net income for the quarter			593,026		593,026
Dividends proposed (R$ 7.32649 per share)			(2,028,654)		(2,028,654)
Interest on own capital proposed (R$ 0.86456 per share)			(239,391)		(239,391)
Treasury stocks				(258,405)	(258,405)

BALANCES ON 12/31/2004	1,680,947	5,603,937		(440,343)	6,844,541

Realization of revaluation reserve, net
of income tax and social contribution		(62,131)	62,131
Net income for the quarter			748,723		748,723
Interest on own capital proposed (R$ 0.17526 per share)			(48,405)		(48,405)
Treasury stocks				(44,576)	(44,576)

BALANCES ON 3/31/2005	1,680,947	5,541,806	762,449	(484,919)	7,500,283

Paid-in capital stock

At the Annual and Extraordinary General Meetings held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004, for splitting the shares representing the capital stock, operation by which each share of the capital stock was then represented by 4 shares, followed by the reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in the reverse splitting of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR.

Consequently the Company’s capital stock on March 31, 2005 was comprised of 286,917,045 common shares (286,917,045 common shares on December 31, 2004), all of them non par book-entry common shares. Each common share entitles the owner to one vote at the General Meetings’ resolutions.

Treasury Stocks

The Board of Directors approved the purchase of the Company’s shares to be held in treasury and subsequent sale and/or cancellation as follows.

Authorization date	Number of shates	Acquisition term	Date

			Start	Termination

4/27/2004	4,705,880	3 months	4/28/2004	7/29/2004
7/27/2004	7,200,000	3 months	8/2/2004	11/1/2004
10/26/2004	6,357,000	3 months	11/12/2004	2/11/2005
12/21/2004	5,000,000	180 days	12/22/2004	6/19/2005

Treasury stocks position as of March 31, 2005 is as follows:

Number of shares purchased (in units)	Total value paid for shares	Share unit cost			Market value of shares on 3/31/2005

		Minimum	Maximum	Average

10,723,599	484,919	33.30	63.65	44.06	671,083

While held in treasury, the shares will have no proprietorship or political rights.

Revaluation reserve

This heading covers revaluations of the Company’s fixed assets approved by the Shareholder’s Extraordinary General Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value, pursuant to the CVM Deliberation 288, dated December 03,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Resolution #273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

Ownership structure
On March 31, 2005, the capital was comprised as follows:

	Number of shares

	Common	%

Vicunha Siderurgia S.A.	117,751,480	42.63%
BNDESPAR	16,620,480	6.02%
Caixa Beneficente dos Empregados da CSN - CBS	10,855,566	3.93%
Several (ADR - NYSE)	49,841,513	18.05%
Other shareholders (approx. 10 thousand)	81,124,407	29.37%

Outstanding shares	276,193,446	100.00%

Treasury stocks	10,723,599

Total shares	286,917,045

Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN's Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law No. 9,457/97 implies the distribution of all the Company's net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over equity, limited to 50% of the income for the year before income tax or 50% of accrued profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Resolution 207, as of December 31, 1996, and fiscal rules, the Company opted to record the interest on own capital at the amount of R$48,405 as of March 31, 2005, corresponding to the compensation of R$0.17526 per share, as counter entry of the financial expenses account, and revert it on the same account, therefore, not been shown on the income statement and not generating effects on the ending net income, except as to the fiscal effects, these recognized under income tax and social contribution. The Company's management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

20. NET REVENUES AND COST OF GOODS SOLD
	Parent Company

	3/31/2005			3/31/2004

	Tons (In thousand)	Net revenue	Cost of Goods Sold	Tons (In thousand)	Net revenue	Cost of Goods Sold

Domestic Market	958	1,934,967	880,856	761	1,117,523	606,601
Foreign Market	234	433,508	252,101	297	373,407	200,739

Steel Products	1,192	2,368,475	1,132,957	1,058	1,490,930	807,340

Domestic Market		107,289	73,753		91,839	52,286
Foreign Market		6,334	2,845		5,589	3,475

Other sales		113,623	76,598		97,428	55,761

	1,192	2,482,098	1,209,555	1,058	1,588,358	863,101

	Consolidated

			3/31/2005			3/31/2004

	Tons (In thousand)	Net revenue	Cost of Goods Sold	Tons (In thousand)	Net revenue	Cost of Goods Sold

Domestic Market	897	1,899,590	804,533	776	1,176,460	624,709
Foreign Market	300	653,242	495,537	362	569,201	321,609

Steel Products	1,197	2,552,832	1,300,070	1,138	1,745,661	946,318

Domestic Market		274,320	176,662		107,368	74,516
Foreign Market		35,117	2,845		12,121	3,475

Other sales		309,437	179,507		119,489	77,991

	1,197	2,862,269	1,479,577	1,138	1,865,150	1,024,309

21. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all Company’ business segments.

				3/31/2005

	Steel and	Corporate	Infrastructure	Total
	Services		and Energy

Net revenues from sales	2,706,880		155,389	2,862,269
Cost of goods and services sold	(1,380,489)		(99,088)	(1,479,577)
Gross income	1,326,391		56,301	1,382,692
Operating Income (Expenses)
Selling	(137,261)		(368)	(137,629)
Administrative	(62,796)		(13,119)	(75,915)
Other operating expenses, net	(18,469)	(12,935)	(1,870)	(33,274)
Net financial result	(15,205)	76,251	(3,182)	57,864
Exchange and monetary variation, net	(57,481)	(98,672)	(5,957)	(162,110)
Equity pick-up	(15,722)	(3,956)		(19,678)

Operating Income (loss)	1,019,457	(39,312)	31,805	1,011,950
Non-operating income	(893)		53	(840)

Income (loss) before income tax
and social contribution	1,018,564	(39,312)	31,858	1,011,110
Income tax and social contribution	(296,481)	13,366	(11,163)	(294,278)

Net income (loss) for the quarter	722,083	(25,946)	20,695	716,832

22. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Parent company		Consolidated

	3/31/2005	3/31/2004	3/31/2005	3/31/2004

Financial expenses:
Loans and financings - foreign currency	(53,442)	(60,569)	(197,981)	(137,262)
Loans and financings - Brazilian currency	(41,393)	(57,308)	(43,236)	(68,692)
Transactions with subsidiaries	(87,642)	(106,531)
PIS/COFINS on financial revenues	(5,598)	(36,833)	(5,764)	(37,453)
interest, fines and interest on arrears (fiscal)	(50,238)	(9,274)	(51,931)	(9,836)
CPMF	(21,806)	(23,034)	(25,609)	(24,809)
Other financial expenses	(3,612)	(6,771)	(7,827)	(12,015)

	(263,731)	(300,320)	(332,348)	(290,067)

Financial revenues
Yield on marketable securities, net of provision for losses	5,044	77,305	78,994	123,711
Exchange swap	(12,504)	(73,194)	240,454	28,220
Other income	8,849	28,260	70,764	15,505

	1,389	32,371	390,212	167,436

Net financial income	(262,342)	(267,949)	57,864	(122,631)

Monetary variation
- Assets	1,144	4,441	1,387	3,449
- Liabilities	(8,698)	(5,740)	(13,728)	(5,858)

	(7,554)	(1,299)	(12,341)	(2,409)

Exchange Variations
- Assets	(4,133)	19,342	(98,870)	51,821
- Liabilities	(52,485)	(97,028)	(50,899)	(102,421)
- Amortization of deferred foreign exchange variation		(27,501)		(28,169)

	(56,618)	(105,187)	(149,769)	(78,769)

Monetary and exchange variations, net	(64,172)	(106,486)	(162,110)	(81,178)

23. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ million

	3/31/2005	3/31/2004

Revenue
Sales of products and services	3,131	1,900
Allowance for doubtful accounts	(17)	(3)
Non-operating income	(1)

	3,113	1,897

Input purchased from third parties
Raw material used up	(603)	(283)
Cost of goods and services	(314)	(256)
Materials, energy, third-party services and others	(106)	(105)

	(1,023)	(644)

Gross value-added	2,090	1,253

Retention
Depreciation, amortization and depletion	(204)	(164)

Net produced value-added	1,886	1,089

Value-added transferred
Equity pick-up	245	242
Financial income/Exchange variation	(2)	56

	243	298

Total value-added to distribute	2,129	1,387

VALUE-ADDED DESTINATION
Staff and charges	114	68
Taxes, charges and contributions	947	517
Interest and exchange variation	319	393
Dividends and interest on own capital	48
Retained earnings	701	409

	2,129	1,387

24. STATEMENT OF EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ million

	Parent company		Consolidated

	3/31/2005	3/31/2004	3/31/2005	3/31/2004

Net Revenues	2,482	1,588	2,862	1,865
Gross Income	1,273	725	1,383	841
Operating Expenses (selling, general and administrative)	(129)	(107)	(214)	(188)
Depreciation (cost of goods sold and operating expenses)	204	164	238	180

EBITDA	1,348	782	1,407	833

EBITDA-MARGIN %	54%	49%	49%	45%

25. EMPLOYEES’ PENSION FUND (i) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits rather than those of the official Pension Plan. CBS congregates CSN employees, of CSN related companies and entity itself, provided they sign the adhesion agreement.

(ii) Characteristics of the Plans CBS has three benefit plans, as follows: 35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the purpose of paying retirements (related to length of service, special, disability or old-age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began on 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of March 31, 2005 and December 31,2004, the plans are presented as follows:

	3/31/2005	12/31/2004

Members	18,583	18,582

In activity	7,448	7,411
Retired employees	11,135	11,171

Distribution of members by benefit plan:

35% of Average Salary Plan	5,749	5,793
Active	18	20
Retired employees	5,731	5,773

Supplementary Average Salary Plan	5,112	5,132
Active	58	63
Retired employees	5,054	5,069

Combined Supplementary Benefits Plan	7,722	7,657
Active	7,372	7,328
Retired employees	350	329

Linked beneficiaries:	5,433	5,449

35% of average salary plan	4,181	4,207
Supplementary average salary plan	1,197	1,192
Combined supplementary benefits plan	55	50

Total members (beneficiaries)	24,016	24,031

(iii) Equalization of actuarial liability

On January 25, 1996, the Supplementary Social Security Secretariat - SPC (Secretaria de Previdência Complementar), through letter #55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on the value determined on September 30, 1995, monetarily update to December 31, 1995.

Through an official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors´ responsibility in 240 monthly and successive installments being the 1st to 12th in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.a.), starting June 28, 2002.

The agreements also foresees the installments anticipation in case of cash necessity in the defined benefit plan and the incorporating to the updated debit balance the eventual deficits/surplus under the sponsors' responsibility, so as to preserve the plans' balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371, as of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the management of the Company and its external actuaries, assessed the effects arising from this new practice, in conformity with the report dated February 1, 2005.

Actuarial Liability Recognition

The Company’s Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated in the quarter ended March 31, 2005 the amount of R$6,429 (R$6,995 in 2004), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Resolution 371/2000, which, added to related disbursements, totaled R$22,586 (R$23,304 in 2004).

The balance of the provision for the coverage of the actuarial liability on March 31, 2005 amounts to R$206,997.

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution; the Company, however, based on its legal and actuarial advisers understands that such contribution was duly approved by the Complementary Social Security - SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants´ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$3,621 in 2005 (R$8,723 in 2004).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used
Nominal discount rate for actuarial liability
Expected yield rate over plan assets
Estimated salary increase index
Estimated benefits increase index
Estimated inflation rate in the long-term
Biometric table of overall mortality
Biometric table for disability
Expected turnover rate
Probability of starting retirement

Projected credit unit method
13.4% p.a ( 8% actual and 5% inflation)
13.4% p.a ( 8% actual and 5% inflation)
INPC + 1% (6.05%)
INPC + 0% (5.00%)
INPC + 0% (5.00%)
UP94 with 3 years of severity and separated by sex
Winklevoss
2% p.a
100% in the first eligibility to a full benefit by the Plan

CSN does not have obligations on other after-labor benefits.

26. SUBSEQUENT EVENTS

ERSA – Estanho de Rondônia S.A

On April 7, 2005 the Company communicated its shareholders and the public in general, the execution of a share purchase and sale agreement between Companhia Estanho de Rondônia S.A (ERSA) and BRASCAN Brasil Ltda. for the acquisition of all ERSA’s shares.

The amount of the acquisition is R$100,000, of which R$76,863 paid upon the transfer of ERSA’s shares to CSN and the amount of R$23,137 shall be paid at the end of 2005, by means of the evidence of certain operating efficiency indexes and the inventory of funds by the end of 2005.

27. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil .

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Production

     Volume produced in the first quarter of 2005 was 1.2 million tones of crude steel and 1.1 million tones of rolled steel, down by 14% and 10%, respectively, when compared to the production in first quarter of 2004, by major part as a consequence of the energy supply failure due to problems in 500KV transmission lines of Furnas, occurred in January 1st. While waiting for the stabilization of the energy supply, the downtime was used to anticipate the previously annual planned partial renovations and preemptive maintenance interventions in the production lines. It is important to highlight that the programmed output volume for the year will not be affected by this interruption.

     The positive fact in the quarter was the zinc coated products output volume in Presidente Vargas, Galvasud and Paraná plants, which altogether totaled 310 thousand tones, or a 26% growth. The highlight was the production of 75 thousand tones in GalvaSud, compared to the 25 thousand tones produced in the same period of the prior year.

     The Company ended the quarter with Volta Redonda plant operating at full capacity, reaching in March a new monthly record in the volume produced in the hot strip mill #2, detailed as follows:

Equipment	Previous record		New record (t/month)
	(t/month)

Hot Strip Mill 2	445,683	Nov/04	452,498
Pickling Line 4	141,514	Jan/04	143,217
Zinc Coating Line 2	28,989	Dec/04	30,028
Tin Coating Line 5	17,124	Mar/94	17,560

Sales

     Sales volume reached 1.2 million tones this quarter, 5% higher when compared to the performance of the same period of the last year. The highlight is the increase in the share destined to the domestic market, in line with the Company’s goals for 2005.

     In the sales breakdown by product, it is important to point out the increase in the share of galvanized products – from 25% to 31% - due to the higher production pace of Galvasud and CSN Paraná. Consequently, the sales of higher value-added products have already reached 52% of the total volume sold.

     CSN’s market share remained flat at 33% in the 1Q05 over 1Q04 comparison, even with the larger participation of a new player in the market. CSN has also increased its market share of hot rolled products, segment in which the Company is already the lead producer. The decrease in the share of cold rolled products is explained by the increase in production of GalvaSud, which in turn is supplied by the cold rolled products of CSN. In the galvanized segment, the growth in the production of GalvaSud has been largely directed toward the export market, due to supply conditions of this product in the domestic market.

     Due to the increase in the sales volume compared to the fourth quarter of 2004 and to the interruption in production occurred in January (refer to Production section), the finished products inventory of the parent company was reduced by 150 thousand tonnes over the period between December/2004 and March/2005. Inventory level in the end of March of this year was just 30 thousand tonnes higher than the level registered in March 2004.

Prices

     In the domestic market, price leves remained flat as expected compared to the fourth quarter of 2004. CSN only raised the prices of the hot rolled products, by 4% starting February 1st, but values in the quarter still have not reflected the impact of this readjustment.

     In the international market prices of flat steel and hot rolled steel remained flat, but values of galvanized products decreased slightly. However, CSN got better prices for tin plates, and given the weight of this product in the total exports mix, the average price for exports were slightly higher than the average price in 4Q04.

     As for the international scenario for prices, it is worth to comment on the difference between the market conditions in United States and Europe, from one side, and Asia in the other one. In the first two markets there are high inventory levels in distribution channels, which have not returned to the expected regular levels after the end of the year. This condition, combined with the relative weakening of the demand, determined the price decline observed in this first quarter. The Asian market has the exactly opposite condition: demand is still strong, led by the continuous and accelerated pace of the Chinese growth, while the inventory levels remained very low in the end of the year, specially in China, due to government measures aiming to slowdown the economy. Thus, several countries in the region were able to increase prices.

     For the next quarters, the evolution of prices will depend on how the economic activity will impact the supply-demand equation of steel products and raw materials. It is expected that coal and iron ore markets will remain pressured in 2005 and 2006, therefore demand conditions will be crucial to determine future price increases.

Net Revenues

     CSN consolidated net revenues in 1Q05 increased by 53% and 10% in comparison to 1Q04 and 4Q04, respectively. These increases reflect the upward trend in prices throughout 2004 and the increase in volume sold in 1Q05.

Production Costs (parent company)

     In comparison to the same quarter of the previous year, total production costs were up by R$ 159 million (+16%), mainly due to the coal and coke price increases, which in turn were offset by the reduction in the purchase of hot coil from third parties. In addition to raw material costs increase – R$ 141 million or +31%, general costs also changed significantly (+R$ 21 million or +7%), due to higher maintenance costs as a consequence of the anticipation of the preemptive maintenance activities initially not planned for this period (refer to Production section).

     The opposite situation occurred in the 1Q05 vs. 4Q04 comparison. All raw materials costs decreased by R$ 108 million (-15%), especially coal and coke. The only expense to present increase was the maintenance line, for the reasons already explained.

     The lower average foreign exchange rate for the inventory also influenced the cost reduction registered in the first quarter 2005. Dollar denominated cash cost reached 48%, compared to 52% and 36%, respectively in 4Q04 and 1Q04.

     Regarding the raw material, it is important to highlight the rise in prices referred to LME (London Metal Exchange), such as alluminium, zinc and tin, although they have low impact on costs. Also showing an upward trend, the average coal cost in the quarter was US$ 107/t compared to US$ 100/t in the previous quarter. In the other hand, the average coke cost was reduced from US$ 445/t in 4Q04 to US$ 408/t in 1Q05. It is important to mention that the negotiations for coal prices for 2005 were finalized within the expected price range previously announced (US$ 100-110/t FOB).

Operating Expenses

     Operanting expenses totaled R$ 247 million this quarter. Excluding the effects of MRS and Itasa consolidation, total expenses would have been R$ 237 million, compared to R$ 339 million in 4Q04 (also excluding the consolidation effects). The change is due to higher provision registered in 4Q04.

     In the first quarter 2004 there was also a reversion of provisions, thus explaining mostly the deviation comparing to the first quarter of 2005

EBITDA

     For comparison purposes, the MRS and Itasa consolidation effects and PIS/Cofins adjustment effects were all excluded from the 4Q04 and 1Q05 EBITDA calculation. Compared to 1Q04, due to upward trend in prices, EBITDA grew by 56%. The growth over 4Q04 was 5%, as a result of sales targeting the domestic market, since export prices remained flat in the period.

     The decrease in EBITDA margin in the 1Q05 vs. 4Q04 comparison is a result of the increase in the unit cost in 1Q05 due to the reduction in production, as a consequence of the energy supply failure occurred in January (refer to the Production section).

Net Financial Result and Debt

     Financial result (includes financial expenses and income, in addition to net monetary and foreign exchange variations, but excludes deferred foreign exchange losses amortization) totaled negative R$ 104 million in the quarter, representing an improvement of approximately R$ 70 million when compared to 4Q04 and 1Q04. The improvement in the quarter resulted from positive income arising from financial transactions.

     As mentioned in the 4Q04 earnings release, the remaining balance of the amortization of deferred foreign exchange losses was cleared in that quarter.

     Net debt was reduced by R$ 1.2 billion (-25%) during the first quarter of 2005 when compared to December/04, as a result of cash generation, reduction of the working capital and lower financial expenses.

     In the end of the quarter, net debt totaled US$ 1.3 billion, representing 0.65 times the total EBITDA accumulated for the last four quarters, or 0.62 times the annualized 1Q05 EBITDA.

     The US$ 200 million funding obtained in January and the addition of interest due resulted in an increase in the gross debt.

     The average cost of debt was 11% p.a., or 60% of CDI. The target for 2005 is 100% of CDI.

Income Taxes

     Increase in income taxes and social contribution in the period are mainly associated with the growth in Company’s results. Reminding that the compensation of the deferred income taxes due to fiscal losses is expected to be offset during the fiscal year of 2005.

Net Income

     Net income of R$ 717 million represents a 115% growth and is equivalent to 36% of the total net income of 2004. Excluding PIS/Cofins effect (MRS/Itasa consolidation has no effect on net income), the net income in the quarter would have been R$ 705 million, which compared to the 4Q04 (also excluding the same effect), would have increased by 13%.

Capex

     Capex in the quarter totaled R$ 152 million, basically in projects related to the maintenance of the operating and technological excellence in the plants (R$ 115 million). The effect of MRS and Itasa consolidation is R$ 22 million.

     The two main ongoing investment projects of CSN – Casa de Pedra Expansion and Cement Project – registered important developments this quarter.

     In the Casa de Pedra Expansion front, the first iron ore sale contract was closed on March 21, 2005. The first sale contract is 10 years, prices referred to the Asian market and total volume to be delivered of 54.7 million tonnes. Taking into account the new and the existing contracts, almost the entire output of the mine up to 2006 have been already sold. It is worth to highlight that the investment pace is in line with the planned schedule: increase from 16 to

24 Mt/year until mid-year 2006, and to 40 Mt/year until mid-year 2007. The export capacity of the port reaches 7 Mt/year in the first quarter of 2006 and 30 Mt/year in the second quarter of 2007.

      In the Cement Project, the main developents are as follows:

  purchase of equipment for grinding mills;
  assembly of the product testing laboratory;
  development of products with acceptable lab testing results;
  brand development concluded;
  hiring of marketing agency to elaborate communication strategy;
  BNDES funding in final analysis stage;
  conclusion of investments in the Sepetiba Port for clinker import.

     The progress in the Cement Project is in line with the planned schedule, and operations are expected to start in the third quarter of 2006.

Recent Developments
  Acquisition of ERSA

     CSN acquired, in April 8, 2005, 100% of shares of Estanho de Rondônia S.A., composed by a tin mine (Mineração Santa Bárbara) and a metallic tin smelter, both in the State of Rondônia. The sale and purchase agreement states that CSN will not take over any financial, tax of labor related liabilities. If an environmental liability arises, CSN will be refunded by Grupo Brascan, from who CSN bought ERSA.

     The expected output for 2005 is around 1,800 tonnes of tin. Considering an average price for tin of US$ 8,000/t in LME, and an average premium of 3% over LME prices, the revenue for the fiscal year would be approximately R$ 40 million, with 6% EBITDA margin due to the low level of installed capacity utilization in the mine.

     Through a five-year business plan already drafted, the output of the mine would reach 2,200t in 2006, 3,500t in 2007 and 4,000t in 2008, up to a long term production level of 3,800t starting in 2009. The required investment for this expansion (including the installed capacity maintenance) is R$ 59.2 million until 2009, with expected disbursements of R$ 14.5 million in 2005, R$ 9.0 million in 2006, R$ 21.9 million in 2007, R$ 6.7 million in 2008 and R$ 7.1 millon in 2009. In the other hand, nominal smelting capacity can be increased to 4.8kt/year, through operating improvement and virtually no additional investments. With the increase in the mine production, CSN expects to be self sufficient in tin, reaching an EBITDA margin of 30 – 35%, considering the current tin prices and higher dilution of the fixed costs.

  CSN’s stake in Transnordestina

     The project main goal is the transportation of the mining output, mainly of gypsum/plaster, and of the agricultural production, especially of grains, from Piauí, southern Maranhão and west of Bahia, to Pecém (Ceará) and Suape (Pernambuco) ports. The project includes the construction of 1,815 Km of railroads, reconstruction, widening and remodeling of some existing routes, in addition to the refurbishing of two ports preparing them to embark large volumes of bulk solids.

     CFN’s stake will be through the merger of assets held in Transnordestina S.A., at its market value, and through R$ 300 million provided to the company over three years, according to the construction schedule. FDNE’s participation will be R$ 2.05 billion, 50% of which convertible into stocks, and FINOR’s participation will be R$ 1.5 billion. CFN’s stake will be 20%.

  Agreement with the Government of Venezuela

     In March, CSN announced to the Venezuelan Government the intention to jointly create a company to search for unexplored coal reserves in that country. There is not any stablished deadline for the constitution of the company neither for the beginning of the research.

  Antidumping

     In April 6, 2005, the Department of Commerce of the United States announced that it is conducting an administrative revision of the antidumping tariffs applied over the CSN’s hot rolled products exported to that country. In the first part of the revision, information about CSN was analyzed. The final part includes the analysis of information about CSN LLC. If the final outcome of the analysis is in line with the conclusions reached in the first part of the revision, the Department of Commerce will recommend the elimination of any antidumping tariffs over these exports. The final decision will be made until August.

Outlook

     The main issues regarding the performance in the next quarter are the sales volume and price, since the negotiations for the coal were closed in line with the previously announced expected price. Regarding steel prices, we continue to expect flat prices in the domestic market, while in international market the expectations mainly turn to the capacity of European companies to apply the price increases, ahead of the pressure on costs after the iron ore and coal price rises. All this will greatly depend on the behavior of demand and consequently of the inventory levels. The bottom line is that international prices are not expected to show significant changes either way.

06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (in thousands of reais)

1- Code	2- Description	3- 3/31/2005	4- 12/31/2004

1	Total Assets	27,135,545	24,704,648
1.01	Current Assets	11,127,586	8,608,514
1.01.01	Cash	149,245	109,485
1.01.02	Credits	1,335,012	1,140,136
1.01.02.01	Domestic Market	1,177,258	914,870
1.01.02.02	Foreign Market	263,547	311,853
1.01.02.03	Allowance for Doubtful Accounts	(105,793)	(86,587)
1.01.03	Inventories	2,064,172	2,276,027
1.01.04	Others	7,579,157	5,082,866
1.01.04.01	Marketable Securities	5,975,965	3,561,720
1.01.04.02	Recoverable Income Tax and Social Contribution	29,006	21,454
1.01.04.03	Deferred Income Tax	404,157	440,589
1.01.04.04	Deferred Social Contribution	89,737	77,090
1.01.04.05	Prepaid Expenses	46,023	39,372
1.01.04.06	Prepaid corporate income tax (IRPJ)	567,400	529,270
1.01.04.07	Others	466,869	413,371
1.02	Long-Term Assets	1,794,259	1,783,244
1.02.01	Various Credits	27,891	30,145
1.02.01.01	Compulsory Loans – Eletrobras	27,891	30,145
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	1,766,368	1,753,099
1.02.03.01	Deferred Income Tax	482,333	475,970
1.02.03.02	Deferred Social Contribution	98,456	99,572
1.02.03.03	Judicial Deposits	599,279	589,203
1.02.03.04	Securities Receivables	204,776	204,241
1.02.03.05	Recoverable PIS/PASEP	26,007	25,455
1.02.03.06	Prepaid Expenses	78,198	81,114
1.02.03.07	Investment Available for Sale	0	0
1.02.03.08	Marketable Securities	90,159	90,159
1.02.03.09	Others	187,160	187,385
1.03	Permanent Assets	14,213,700	14,312,890
1.03.01	Investments	273,347	292,649
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	272,352	291,815
1.03.01.03	Other Investments	995	834
1.03.02	Property, Plant and Equipment	13,602,897	13,666,804
1.03.02.01	In Operation, Net	13,212,663	13,318,102
1.03.02.02	In Construction	240,679	198,713
1.03.02.03	Land	149,555	149,989
1.03.03	Deferred	337,456	353,437

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- Code	2- Description	3- 3/31/2005	4- 12/31/2004

2	Total Liabilities	27,135,545	24,704,648
2.01	Current Liabilities	7,400,710	6,163,662
2.01.01	Loans and Financings	2,433,997	1,684,571
2.01.02	Debentures	133,931	87,884
2.01.03	Suppliers	882,341	760,467
2.01.04	Taxes, Charges and Contributions	1,356,210	1,061,570
2.01.04.01	Salaries and Social Contributions	74,389	79,407
2.01.04.02	Taxes Payable	987,796	720,670
2.01.04.03	Deferred Income Tax	216,195	192,274
2.01.04.04	Deferred Social Contribution	77,830	69,219
2.01.05	Dividends Payable	2,316,909	2,268,517
2.01.06	Provisions	16,971	17,149
2.01.06.01	Labor, Civil and Fiscal	16,971	17,149
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	260,351	283,504
2.02	Long-Term Liabilities	12,378,321	11,807,922
2.02.01	Loans and Financings	6,082,922	5,621,644
2.02.02	Debentures	1,075,593	1,075,593
2.02.03	Provisions	4,838,955	4,735,338
2.02.03.01	Labor, Civil and Fiscal	2,574,936	2,439,300
2.02.03.02	Deferred income tax	1,664,723	1,688,270
2.02.03.03	Deferred social Contribution	599,296	607,768
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	380,851	375,347
2.03	Deferred Income	77,394	77,796
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	7,279,120	6,655,268
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,701,095	4,763,226
2.05.03.01	Parent Company	4,701,095	4,763,226
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	338,473	193,776
2.05.04.01	Legal	336,189	146,916
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	2,284	46,860
2.05.04.07.01	For Investments	487,203	487,203
2.05.04.07.02	Treasury Stocks	(484,919)	(440,343)
2.05.05	Retained Earnings/Accumulated deficit	541,286	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1- Code	2- Description	3- 1/1/2005 to 3/31/2005	4- 1/1/2005 to 3/31/2005	5- 1/1/2004 to 3/31/2004	6- 1/1/2004 to 3/31/2004

3.01	Gross Revenue from Sales and/or Services	3,577,631	3,577,631	2,261,816	2,261,816
3.02	Deductions from Gross Revenue	(715,362)	(715,362)	(396,666)	(396,666)
3.03	Net Revenue from Sales and/or Services	2,862,269	2,862,269	1,865,150	1,865,150
3.04	Cost of Goods and Services Sold	(1,479,577)	(1,479,577)	(1,024,309)	(1,024,309)
3.04.01	Depreciation and Amortization	(225,498)	(225,498)	(169,616)	(169,616)
3.04.02	Others	(1,254,079)	(1,254,079)	(854,693)	(854,693)
3.05	Gross Profit	1,382,692	1,382,692	840,841	840,841
3.06	Operating Income/Expenses	(370,742)	(370,742)	(379,651)	(379,651)
3.06.01	Selling	(137,629)	(137,629)	(124,954)	(124,954)
3.06.01.01	Depreciation and Amortization	(2,354)	(2,354)	(2,133)	(2,133)
3.06.01.02	Others	(135,275)	(135,275)	(122,821)	(122,821)
3.06.02	General and Administrative	(75,915)	(75,915)	(63,063)	(63,063)
3.06.02.01	Depreciation and Amortization	(9,685)	(9,685)	(8,469)	(8,469)
3.06.02.02	Others	(66,230)	(66,230)	(54,594)	(54,594)
3.06.03	Financial	(104,246)	(104,246)	(203,809)	(203,809)
3.06.03.01	Financial Income	390,212	390,212	167,436	167,436
3.06.03.02	Financial Expenses	(494,458)	(494,458)	(371,245)	(371,245)
3.06.03.02.01	Amortization of Special Exchange Variation	0	0	(28,169)	(28,169)
3.06.03.02.02	Foreign Exchange and Monetary Variation, net	(162,110)	(162,110)	(53,009)	(53,009)
3.06.03.02.03	Financial expenses	(332,348)	(332,348)	(290,067)	(290,067)
3.06.04	Other Operating Income	13,383	13,383	12,295	12,295
3.06.05	Other Operating Expenses	(46,657)	(46,657)	(7,569)	(7,569)
3.06.06	Equity pick-up	(19,678)	(19,678)	7,449	7,449
3.07	Operating Income	1,011,950	1,011,950	461,190	461,190
3.08	Non-Operating Income	(840)	(840)	339	339
3.08.01	Income	73	73	45	45
3.08.02	Expenses	(913)	(913)	294	294
3.09	Income before taxes and interest	1,011,110	1,011,110	461,529	461,529
3.10	Provision for income tax and social contribution	(276,373)	(276,373)	(74,473)	(74,473)
3.11	Deferred Income Tax	(17,905)	(17,905)	(53,771)	(53,771)
3.12	Statutory Participation/Contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on own capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income (Loss) for the Period	716,832	716,832	333,285	333,285
	SHARES OUTSTANDING EX-TREASURY (in thousands)	276,193	276,193	71,729,261	71,729,261
	EARNINGS PER SHARE	2.59540	2.59540	0.00465	0.00465
	LOSS PER SHARE

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

SEE CHART 05.01:

“ COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER”

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	15.92
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	19.36
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727

03	CSN ISLANDS	05.923.780/0001-65	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		50		50

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	6.81
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675		3,675

06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	5.45
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		285,950		285,950

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376		376

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	2.62
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		84,916		84,916

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,100		1,100

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	8.57
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		4,240		4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	1.51
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

12	CSN PARTICIPAÇÕES ENERGÉTICAS	03.537.201/0001-10	PRIVATE SUBSIDIARY	99.70	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	7.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,996,753		9,996,753

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	0.99
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		11,801,407		11,801,407

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	20.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		62,220		62,220

17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	49.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		36,206		36,206

18	ITÁ ENERGÉTICA S/A	01.355.994/0002-02	PRIVATE SUBSIDIARY	48.75	3.48
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		520,219		520,219

19	MRS LOGÍSTICA	01.417.222/0001-77	ASSOCIATED PUBLIC COMPANY	32.22	2.17
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		340,000		340,000

20	CSN ISLANDS II	05.918.534/0001-15	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

22	CSN ISLANDS III	05.918.535/0001-60	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

23	CSN ISLANDS IV	05.918.536/0001-04	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

24	CSN ISLANDS V	05.918.538/0001-01	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.11
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		32		32

28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.54
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		0

10.01 - CARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/020
4 - REGISTRY DATE AT CVM	12/8/2003
5 - ISSUED SERIES	SINGLE
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - MATURITY DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)
14-AMOUNT ISSUED (Thousands of Reais)	400,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	40,000
16 - OUTSTANDING SECURITIES (UNIT)	0
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

1- ITEM	03
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/022
4 – REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	1st
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)
14-AMOUNT ISSUED (Thousands of Reais)	250,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	0
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	2nd
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)
14-AMOUNT ISSUED (Thousands of Reais)	250,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	0
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

15.01 INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made in the first quarter of 2005, with main investment projects under implementation were:

Description	Value R$ thousand

Sepetiba project – port expansion	50,459
Mine project – Casa de Pedra mining expansion	4,536
Sepetiba project – ship unloader DN1	3,012
Cisa project – Phase II	2,489
Natural gas injection in blast furnaces	1,660
Cisa Project – Phase I	1,491
Repotentiation of liquid metal rolling bridges	1,259
Cisa project – infrastructure	848
Cement project – implementation of cement plant	694
Repair of blast furnace gasometer broadside	610
Blast furnace automation	489
Electromechanical revamp in torpedo cars	399
Repair and modification of torpedo cars	292
Benzene steam capture from tanks	285
Adjustment of pig-iron pans	251
Laboratory resources	217
Revamp of AF#3 facilities	208
Regenerators thermal isolation AF#3	206
Revamp of gas system 1 – Phase II	198
Revamp of lime furnace #3	154

69,757

16.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Companhia Siderúrgica Nacional
Statements of Changes in Financial Position
For the years ended on March 31, 2005 and 2004
(In thousands of Reais, except when indicated)

	Parent Company		Consolidated

	2005	2004	2005	2004

SOURCES OF PROCEEDS
Funds provided by operations
Net income for the period	748,723	2,144,997	716,832	1,981,788
Expenses (income) not affecting net working capital
Monetary and foreign exchange variation and long term accrued charges (net)	(83,050)	(411,321)	30,147	(325,657)
Equity pick-up and amortization of goodwill and negative goodwill	(245,073)	(424,190)	19,679	46,005
Write-offs from permanent assets	903	15,374	2,524	17,841
Depreciation/depletion/amortization	204,328	716,451	239,353	838,075
Amortization of special foreign exchange variation		103,180		112,616
Deferred income tax and social contribution	(24,254)	52,804	(21,021)	49,018
Provision for contingent liabilities PIS/COFINS/CPMF	29,320	132,972	29,320	132,972
Employees’ Pension Fund Provision	6,429	63,853	6,429	63,589
Deferred Income Variations			(402)	22,986
Others	(11,822)	195,155	(10,551)	217,698
	625,504	2,589,275	1,012,310	3,156,931
Funds Provided by Others
Resources from loans and financings		2,730,685	552,401	2,918,565
Dividends and interest on own capital of subsidiaries	27,175	28,727
Decrease in other long-term assets	4,607	1,495,898	22,965	327,092
Increase in other long-term liabilities	99,327	578,293	112,727	618,506
Others		47,471		395,123
	131,109	4,881,074	688,093	4,259,286
TOTAL SOURCES OF FUNDS	756,613	7,470,349	1,700,403	7,416,217

USES OF FUNDS
Funds used in permanent assets
Investments	438	1,905,718	161	139,821
Property, plant and equipment	108,595	378,788	146,042	1,374,996
Deferred assets	6,161	44,561	6,170	154,029
	115,194	2,329,067	152,373	1,668,846
Others
Interest on own equity/dividends	48,404	2,303,045	48,404	2,303,045
Treasury stocks	44,576	440,343	44,576	440,343
Transfer of loans and financing to short-term	105,828	2,003,709	118,914	2,205,871
Increases in long-term assets	11,993	197,733	15,211	525,360
Decreases in long-term liabilities	32,508	943,774	38,901	60,762
	243,309	5,888,604	266,006	5,535,381
TOTAL USES OF FUNDS	358,503	8,217,671	418,379	7,204,227

INCREASE (DECREASE) IN NET WORKING CAPITAL	398,110	(747,322)	1,282,024	211,990

CHANGES IN NET WORKING CAPITAL
Current Assets
At end of the period	7,275,356	6,440,179	11,127,586	8,608,514
At beginning of the period	6,440,179	5,507,669	8,608,514	6,775,380
	835,177	932,510	2,519,072	1,833,134
Current Liabilities
At end of the period	6,668,644	6,231,577	7,400,710	6,163,662
At beginning of the period	6,231,577	4,551,745	6,163,662	4,542,518
	437,067	1,679,832	1,237,048	1,621,144
INCREASE (DECREASE) IN NET WORKING CAPITAL	398,110	(747,322)	1,282,024	211,990

Parent Company		Consolidated

	2005	2004	2005	2004

Cash Flow from operating activities
Net income (loss) for the period	748,723	347,359	716,832	333,285
Adjustments to reconcile the net income for the period
with the resources from operating activities:
- Amortization of deferred exchange variation		27,501		28,169
- Net monetary and exchange variation	(77,171)	128,326	640	(15,266)
- Provision for loan and financing charges	185,608	224,191	235,585	206,675
- Depreciation/ depletion/ amortization	204,328	163,402	239,353	180,353
- Write off of permanent assets	903	55	2,524	505
- Equity pick-up and amortization of goodwill and negative goodwill	(245,073)	(242,194)	19,679	(7,449)
- Deferred income tax and social contribution	31,100	62,637	17,905	53,771
- Provision Swap / Forward	80,941	(327,723)	(131,686)	(371,502)
- Employee's Pension Fund Provision	6,429	6,995	6,429	6,731
- Other provisions	59,790	63,612	65,393	50,025
	995,578	454,161	1,172,654	465,297
(Increase) decrease in assets:
- Accounts receivable	(315,699)	87,262	(233,920)	(90,035)
- Inventories	214,851	(190,344)	211,818	(177,205)
- Judicial Deposits	(9,178)	(39,063)	(10,076)	(40,343)
- Credits with subsidiary and associated companies	(2,161)	(44,525)
- Recoverable taxes	(40,723)	192,791	(53,667)	185,964
- Others	(61,674)	100,276	(43,002)	75,288
	(214,584)	106,397	(128,847)	(46,331)
Increase (decrease) in liabilities
- Suppliers	175,488	(160,347)	119,161	(149,237)
- Salaries and payroll charges	(3,704)	(2,345)	(5,018)	(441)
- Taxes	369,710	(221,352)	357,647	(221,878)
- Accounts payable - Subsidiary Companies	(261,917)	(6,605)
- Others	(7,212)	39,193	(19,716)	55,511
	272,365	(351,456)	452,074	(316,045)
Net resources from operating activities	1,053,359	209,102	1,495,881	102,921

Cash Flow from financing activities
- Investments	(438)	(7,969)	(161)
- Property, plant and equipment	(108,595)	(78,070)	(146,042)	(92,594)
- Deferred assets	(6,161)	(10,384)	(6,170)	(11,078)
Net resources used on investing activities	(115,194)	(96,423)	(152,373)	(103,672)

Cash Flow from investing activities
Financial Funding
- Loans and Financing		993,192	1,394,070	673,822
		993,192	1,394,070	673,822
Payments
- Financial Institution
- Principal	(110,248)	(782,353)	(238,948)	(726,697)
- Charges	(95,904)	(200,347)	(131,723)	(190,856)
- dividends and interest on own capital	(12)	(5)	(12)	(5)
- Treasury stocks	(44,576)		(44,576)
	(250,740)	(982,705)	(415,259)	(917,558)
Net resources from (to) financing activities	(250,740)	10,487	978,811	(243,736)

Increase (decrease) in cash and cash equivalents	687,425	123,166	2,322,319	(244,487)
Cash and marketable securities, beginning of period	1,957,276	2,193,171	3,325,969	3,650,707
Cash and marketable securities (except for derivatives), end of period	2,644,701	2,316,337	5,648,288	3,406,220

17.01 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL COMPOSITION	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	PAID-IN CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY STATEMENTS	9
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	44
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	45
07	01	CONSOLIDATED STATEMENT OF INCOME	46
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	48
09	01	EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	49
10	01	CARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	52
15	01	INVESTMENT PROJECTS	55
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	56
		CSN OVERSEAS
		CSN STEEL
		CSN ISLANDS
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS - INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN PARTICIPAÇÕES ENERGÉTICAS
		CSN I
		GALVASUD
		SEPETIBA TECON
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA
		MRS LOGÍSTICA
		CSN ISLANDS II
		CSN ISLANDS III
		CSN ISLANDS IV
		CSN ISLANDS V
		CSN EXPORT
		CSN ISLANDS VII
		CSN ISLANDS VIII
		CSN ISLANDS IX	/57

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.